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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2004

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2004 Second Quarter Results 3 months ended 30 June, 2004

        11 August, 2004:    JSG Funding plc ("JSG" or the "Group") today announced results for the 3 months ended 30 June, 2004.

	2Q '04 € m	2Q '03 € m	Change %	2Q '04 € m	1Q '04 € m	Change %	H1 '04 € m	H1 '03 € m	Change %
Net sales	1,226	1,217	1%	1,226	1,200	2%	2,426	2,396	1%
EBITDA*	158	176	(10%)	158	142	11%	300	331	(9%)
EBITDA* Margin	12.9%	14.4%	(11%)	12.9%	11.8%	9%	12.4%	13.8%	(10%)
Free cash flow	70	45	56%	70	13	438%	83	56	48%
Pre-tax profit/(loss)	20	26	(22%)	20	(3)	NM	17	31	(46%)
*
Pre-exceptional EBITDA of subsidiaries only

Second Quarter, 2004: Year-on-year performance

        Second quarter net sales of €1,226 million increased 1% against €1,217 million in the second quarter of 2003. Excluding the effect of acquisitions, disposals and currency movements, sales increased €21 million or 2% on the comparable period in 2003.

        Second quarter EBITDA, before exceptional items, of €158 million decreased 10% against €176 million in the second quarter of 2003 representing a margin on net sales of 12.9% and 14.4% respectively. Excluding the effect of acquisitions, disposals, currency movements and the one-off gain on property sales in the K Club in 2003, EBITDA, before exceptional items, of €158 million increased over 1% on the comparable period in 2003. This represents an EBITDA margin on net sales of 12.9%, a slight improvement on the 2003 figure.

Second Quarter, 2004: Quarter-on-quarter performance

        Second quarter net sales of €1,226 million increased 2% against €1,200 million in the first quarter of 2004. Excluding the effect of currency movements, sales increased €14 million or 1% on the first quarter of 2004.

        Second quarter EBITDA, before exceptional items, of €158 million increased 11% against €142 million in the first quarter of 2004 representing a margin on net sales of 12.9% and 11.8% respectively. Excluding the effect of currency movements, EBITDA, before exceptional items increased €14 million or 10% on the first quarter of 2004. There was no material acquisition or disposal impact during the first or second quarter of 2004.

Second Quarter, 2004: Summary Cash Flows & Capital Structure

        Free cash flow in the second quarter of €70 million compares to €45 million in 2003. Second quarter free cash flow reflects a lower working capital outflow, lower capital expenditure and receipts from property sales. Net borrowing at 30 June, 2004 was €3,074 million (including €29 million capital leases). This is a reduction of €46 million from March 2004 levels. The relative weakening of the euro since December 2003 has increased the value of non-euro denominated debt and has resulted in a currency translation loss of €4 million in the quarter. Net debt to capitalisation was 78% at 30 June 2004.

First Half 2004: Year-on-year performance

        Net sales for the first half of 2004 of €2,426 million increased 1% against €2,396 million in the first half of 2003. Excluding the effect of acquisitions, disposals and currency movements, sales increased €21 million or 1% on the same period in 2003.

        EBITDA, before exceptional items, of €300 million for the first half decreased 9% against €331 million in the first half of 2003 representing a margin on net sales of 12.4% and 13.8% respectively. Excluding the effect of acquisitions, disposals, currency movements and one-off gains, EBITDA, before exceptional items, of €300 million decreased €15 million or 5% against the comparable period in 2003. This represents an EBITDA margin on net sales of 12.4% and 13.1% respectively.

Product Market Overview: Europe

        The second quarter again reflects a difficult operating environment for our main businesses in Europe. While overall volumes (in recycled containerboard, kraftliner and corrugated) increased during the quarter, there is currently a different product price dynamic for recycled containerboard and kraftliner. Recycled containerboard prices increased €30 to €40 per tonne during the first quarter reflecting modest increases in waste-fibre costs. However, waste-fibre prices started to decline during the second quarter which contributed to some margin recovery in containerboard. Following the decline in waste-fibre, recycled containerboard prices were adjusted downwards by approximately €20 per tonne at the beginning of July. Volumes of recycled containerboard increased 8% during the second quarter. Excluding the effect of acquisitions year-on-year, volumes increased 5%.

        The global supply and demand balance for kraftliner has improved. JSG, as owner of the two largest kraftliner mills in mainland Europe, is a beneficiary of this improvement. A price increase, announced for April, 2004 was partially implemented during the second quarter and continued progress is being made. A further price increase of €50 per tonne has been announced for 1 September. Despite a better pricing environment for kraftliner, second quarter product prices were approximately €40 per tonne below the comparable period in 2003. Kraftliner volumes increased 9% year-on-year in the second quarter.

        Corrugated prices did not increase during the second quarter to reflect increasing containerboard prices. This contributed to margin erosion. Current corrugated prices also remain below 2003 levels. Corrugated volumes increased 1% on the comparable period in 2003. Excluding the effect of acquisitions year-on-year, corrugated volumes increased 1%.

        Our Munksjö Speciality operations had a good second quarter, reflecting improving décor paper markets and improved pulp prices. Munksjö's financial performance represents a significant improvement on prior years. The Bag-in-Box business is now growing strongly after a weak first quarter. Sack kraft prices declined in the first quarter; however, price increases have been announced for the second half of 2004. JSG's sack business remains relatively stable. The graphic board business, while a relatively small component of JSG's European business, is performing well following a recent restructuring. 2003 second quarter results benefited from the inclusion of the €18 million gain on property sales at the K Club.

Product Market Overview: Latin America

        JSG's Latin American businesses continue to progress. Factors contributing to improving performance include a continuing recovery in Mexico and a stable performance in Colombia and Argentina. Venezuela also continues to perform very well in an environment of continued political and economic uncertainty. Second quarter containerboard volumes, for the region, increased 7% year-on-year. Corrugated volumes increased 5% year-on-year.

        Internal restructuring initiatives together with an improving domestic and US economy are contributing to a good recovery in Mexico. Containerboard and corrugated volumes increased 9% and 2% respectively in the quarter. JSG's Mexican operations are experiencing some growth in the manufacturing sector in the Maquiladora region. In Colombia, second quarter volumes remain unchanged. However, despite a stronger than expected local currency, Colombia achieved a modest improvement in performance year-on-year. In Argentina and Venezuela, volumes increased year-on-year. Second quarter volumes in paper increased 4% in both countries; corrugated volumes increased 10% and 12% respectively year-on-year.

        JSG continues to grow its business in the developing Latin American region and has now entered two new markets. Building on the strong management team and experience within the region, JSG has expanded its sack business into Ecuador. JSG is also engaged in a cost-efficient entry (using currently owned equipment) into the Chilean corrugated market.

Capital Expenditure, Cost Take-out & Disposals

        Capital expenditure during the second quarter, including the movement in capital creditors, was €48 million. First half capital expenditure was €94 million. The capital expenditure target for the full year remains approximately 80% of depreciation. This level of expenditure represents adequate investment levels to sustain current and expected business needs. Capital expenditure is being applied where we can achieve JSG's demanded rate of return. Expenditure currently includes a number of strategic projects—at the Mengibar mill in Spain and the Haupt mill in Germany. These investments enhance production capacity and the ability to serve market demand for lighter basis weights and white-top containerboard.

        JSG continues to focus on reducing costs across the organisation. Operational cost take-out in the first half of 2004 is over €20 million. JSG's centralised purchasing programme has resulted in achieving a further €5 million in annualised savings year-to-date. This will, in part, help offset increasing input costs such as energy.

        JSG continues to review all non-strategic and non-EBITDA generating assets. During the second quarter, JSG disposed of a real estate site in Dublin and has also agreed to the sale of a small communications and media business. The SPV, established at the time of the leveraged buy-out by Madison Dearborn, does not fall within the scope of JSG's reported accounts or its financial performance. All of the debt associated with the SPV (€125 million) has been repaid ahead of schedule and €11 million was transferred to JSG from the SPV during the first quarter. JSG will directly benefit from any sale of remaining assets within the SPV. Amongst the assets remaining are the Pomona newsprint mill and our stake in Lecta.

Second Quarter, 2004: Cash Flows & Capital Structure

        Free cash flow in the second quarter of €70 million increased from €45 million in 2003 despite lower subsidiary profits. The increase reflects a lower working capital outflow, lower capital expenditure and disposal proceeds of €18 million (primarily in relation to sale of a real estate site in Dublin).

        Depreciation was higher year-on-year reflecting the acquisition of SSCC's European packaging operations in 2003 and adjustments to fixed assets following a fair value exercise. Goodwill was reduced year-on-year as part of the fair value exercise. Capital expenditure was €48 million in the second quarter. Working capital increased by €4 million in the quarter and was €466 million at 30 June 2004. This represented 9.6% of annualised net sales compared to 10.5% at 30 June 2003.

        Financing and investment outflows in the second quarter were modest. In the second quarter of 2003, investments included the acquisition of Papelera Navarra (the payment of which was deferred until the third quarter) as well as the buy-out of JSG's joint venture partner in a Polish sack plant.

        A €61 million surplus for the second quarter was offset by the add-back of non-cash interest and currency, resulting in a decrease in net borrowing of approximately €46 million. The euro weakened during the quarter relative to both the US dollar and sterling and the value of non-euro debt increased resulting in a currency translation loss of €4 million. In total, net borrowing decreased by almost €46 million from €3,091 million (€3,118 million including leases) at March 2004 to €3,045 million (€3,074 million including leases) at June 2004.

        Summary cash flows for the second quarter and first half of 2004 are set out in the following table.

	3 months to 30 Jun 2004 € Million	3 months to 30 Jun 2003 € Million	6 months to 30 Jun 2004 € Million	6 months to 30 Jun 2003 € Million
	Unaudited	Unaudited	Unaudited	Unaudited
Profit before tax—subsidiaries	17	22	11	26
Exceptional items	(15)	—	(15)	—
Depreciation and depletion	69	65	135	128
Goodwill amortisation	9	11	21	21
Non cash interest expense	16	15	31	29
Working capital change	(4)	(19)	(17)	(42)
Capital expenditure	(42)	(47)	(81)	(79)
Change in capital creditors	(6)	(3)	(13)	(11)
Sales of fixed assets	18	—	22	1
Tax paid	(4)	(7)	(23)	(24)
Dividends from associates	3	—	3	—
Other	9	8	9	7

Free cash flow	70	45	83	56
Investments	(4)	(6)	(5)	(94)
Sale of businesses and investments	—	5	—	12
Dividends paid to minorities	(4)	—	(5)	(4)
Deferred debt issue costs	—	—	—	(8)
Transaction Fees	(1)	—	(2)	(12)
Transfer of cash from/(to) affiliates	—	2	11	(2)

Net cash inflow/(outflow)	61	46	82	(52)
Net cash/(debt) acquired/disposed	—	14	—	55
SSCC inter company debt repaid	—	—	—	(97)
Non-cash interest accrued	(12)	(10)	(22)	(20)
Currency translation adjustments	(4)	41	(32)	82

Decrease/(increase) in net borrowing	€45	€91	€28	€(32)

        A reconciliation of net profit to EBITDA, before exceptional items, is set out in the following table.

	3 months to 30 Jun 2004 €000	3 months to 30 Jun 2003 €000	6 months to 30 Jun 2004 €000	6 months to 30 Jun 2003 €000
	Unaudited	Unaudited	Unaudited	Unaudited
Retained profit/(net loss)	13,171	5,639	(13,675)	(18,678)
Equity minority interests	3,411	3,634	7,123	9,300
Taxation	3,859	16,604	23,547	40,759
Share of associates' operating profit	(3,354)	(4,672)	(6,023)	(6,654)
Profit on sale of assets and operations — subsidiaries	(15,072)	—	(15,072)	—
Reorganisation and restructuring costs	5,655	—	5,655	5,346
Total net interest	72,958	78,029	142,863	151,950
Depreciation, depletion and amortisation	77,736	76,321	155,905	148,980

EBITDA before exceptional items	€158,364	€175,555	€300,323	€331,003

Performance Review and Outlook

        Gary McGann, CEO commented "These results reflect a reasonable performance in a difficult operating environment for our business. As we consistently maintain, our objective is to continue to actively manage the factors we can control which will, in time, deliver improved performance at each point of the industry cycle.

        Business conditions in Europe continue to necessitate strong, active management of the factors we can control. This includes a continued judicious approach to our capital programmes and addressing underperforming or non-cash generating businesses. The ongoing progress in our Latin American businesses clearly demonstrates both the growth potential of this region and the quality of its management.

        The expected economic recovery should translate into an improved financial performance towards the end of the financial year. This, together with other initiatives, will enhance our stated financial priority of progressive debt paydown."

Website access to reports

        The Registrant's annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant's website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information
Gary McGann	Chief Executive Officer	Jefferson Smurfit Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	President & COO	Jefferson Smurfit Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Finance Director	Jefferson Smurfit Group	+353 1 202 7000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfit@kcapitalsource.com

JSG Funding plc

Summary Group Profit and Loss Account

	3 months to 30 Jun 2004 €000	3 months to 30 Jun 2003 €000	6 months to 30 Jun 2004 €000	6 months to 30 Jun 2003 €000
	Unaudited	Unaudited	Unaudited	Unaudited
Turnover	1,226,221	1,217,182	2,426,156	2,395,512
Cost of sales	877,637	871,940	1,747,809	1,728,838

Gross profit	348,584	345,242	678,347	666,674
Net operating expenses	264,030	241,978	525,970	477,401
Reorganisation and restructuring costs	5,655	—	5,655	5,346

Operating profit subsidiaries	78,899	103,264	146,722	183,927
Share of associates' operating profit	3,354	4,672	6,023	6,654

Total operating profit	82,253	107,936	152,745	190,581

Profit on sale of assets	15,072	—	15,072	—

Group net interest	(72,559)	(76,922)	(142,361)	(150,599)
Share of associates' net interest	(399)	(1,107)	(502)	(1,351)

Total net interest	(72,958)	(78,029)	(142,863)	(151,950)

Other financial expense	(3,926)	(4,030)	(7,959)	(7,250)

Profit before taxation	20,441	25,877	16,995	31,381
Taxation
Group	2,862	15,658	22,649	39,730
Share of associates	997	946	898	1,029

	3,859	16,604	23,547	40,759

Profit/(loss) after taxation	16,582	9,273	(6,552)	(9,378)
Equity minority interests	3,411	3,634	7,123	9,300

Retained profit/(net loss)	€13,171	€5,639	€(13,675)	€(18,678)

JSG Funding plc

Segmental Analyses
Sales—third party

	3 months to 30 Jun 2004 €000	3 months to 30 Jun 2003 €000	6 months to 30 Jun 2004 €000	6 months to 30 Jun 2003 €000
Packaging	784,019	789,248	1,569,272	1,444,278
Specialities	264,697	251,920	515,384	509,341

Europe	1,048,716	1,041,168	2,084,656	1,953,619
United States and Canada	—	—	—	104,355
Latin America	177,505	176,014	341,500	337,538

	€1,226,221	€1,217,182	€2,426,156	€2,395,512

Associates' third party sales	€56,903	€69,746	€93,822	€126,670

Share of associates' third party sales	€21,851	€27,615	€36,028	€50,624

Profit before taxation

	3 months to 30 Jun 2004 €000	3 months to 30 Jun 2003 €000	6 months to 30 Jun 2004 €000	6 months to 30 Jun 2003 €000
Packaging	38,732	60,978	73,893	119,427
Specialities	29,523	33,354	49,058	50,394
Associates	2,813	2,848	4,706	5,130

Europe	71,068	97,180	127,657	174,951

Packaging	—	—	—	7,775

United States and Canada	—	—	—	7,775

Packaging	29,324	23,746	57,771	40,918
Associates	541	254	1,317	(46)

Latin America	29,865	24,000	59,088	40,872

Asia (Associates)	—	1,570	—	1,570

Centre costs	(7,458)	(7,228)	(15,065)	(15,264)

Profit before goodwill amortisation, interest, and exceptional items	93,475	115,522	171,680	209,904
Goodwill amortisation	(9,493)	(11,616)	(21,239)	(21,227)
Group net interest	(72,559)	(76,922)	(142,361)	(150,599)
Share of associates' net interest	(399)	(1,107)	(502)	(1,351)

Profit before exceptional items	11,024	25,877	7,578	36,727
Reorganisation and restructuring costs	(5,655)	—	(5,655)	(5,346)
Profit on the sale of assets and businesses	15,072	—	15,072	—

Profit before taxation	€20,441	€25,877	€16,995	€31,381

JSG Funding plc

Summary Group Balance Sheet as at 30 June 2004

	30 Jun 2004 €000	30 Jun 2003 €000
	Unaudited	Unaudited
Assets Employed
Fixed Assets
Intangible assets	1,423,295	1,813,436
Tangible assets	2,398,994	2,184,969
Amounts due by fellow subsidiaries (newcos)	267,252	236,573
Amounts due by Jefferson Smurfit Group Ltd.	3,447	3,579
Financial assets	82,752	108,014

	4,175,740	4,346,571

Current Assets
Stocks	479,431	507,821
Debtors	1,008,950	1,065,115
Amounts due by fellow subsidiaries (newcos)	358	11,577
Cash at bank and in hand	170,248	195,129

	1,658,987	1,779,642
Creditors (amounts falling due within one year)	1,226,648	1,299,978

Net current assets	432,339	479,664

Total assets less current liabilities	€4,608,079	€4,826,235

Financed by
Creditors (amounts falling due after more than one year)	3,009,363	3,093,663
Government grants	14,957	34,664
Provisions for liabilities and charges	230,740	222,179
Pension liabilities (net of deferred tax)	368,845	442,001

	3,623,905	3,792,507

Capital and Reserves
Called up share capital	40	40
Other reserves	920,650	904,747
Profit and loss account	(55,146)	(6,008)

Group shareholders' funds (equity interests)	865,544	898,779
Minority interests (equity interests)	118,630	134,949

	984,174	1,033,728

	€4,608,079	€4,826,235

Companies (Amendment) Act, 1986

        The financial statements included in this report do not comprise "full group accounts" within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for the year ended 31 December 2003 have received an unqualified audit report and will be filed with the Irish Registrar of Companies in due course.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
By:	/s/ IAN J. CURLEY Name: Ian J. Curley Title: Director and Chief Financial Officer

Date: August 12, 2004

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